VF 6-14-03



03054186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

** AK 5/9/2003

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECD S.E.C.
MAY 6 2003

SEC FILE NUMBER
8- 50899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Investor Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

217 N. Charles Street, 5th Floor
(No. and Street)

Baltimore (City) Maryland (State) 21201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nicole M. Harrell, CPA
(Name – *if individual, state last, first, middle name*)

217 N. Charles Street (Address) Baltimore, (City) MD (State) 21201 (Zip Code)

CHECK ONE:

- ☒ x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 15 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Nicole M. Harrell, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Investor Services, LLC, as of ______, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Principal

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY INVESTOR SERVICES, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

AND

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

Nicole M. Harrell, CPA, LLC
217 N. Charles Street, 5th Floor
Baltimore, Maryland 21201
(410) 244-1988; fax (410) 244-1946

LEGACY INVESTOR SERVICES, LLC
CONTENTS
DECEMBER 31, 2002

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Statement of Income and Change in Member's Equity 3

Statement of Cash Flows 4

Notes to Financial Statements 5-6

SUPPLEMENTARY INFORMATION

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 7

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE 8-9

Accounting and Consulting Firm

Nicole M. Harrell, CPA, LLC

To the Member
Legacy Investor Services, LLC
Baltimore, Maryland

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

We have audited the accompanying statement of financial condition of Legacy Investor Services, LLC as of December 31, 2002 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Investor Services, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 7 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Nicole M. Harrell, CPA, LLC
Baltimore, Maryland
March 28, 2003

217 N. Charles Street, 5th Floor • Baltimore, Maryland 21201 • Phone: 410-244-1988 • Fax 410-244-1946

LEGACY INVESTOR SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS	
Cash	$0
Receivable From Clearing Broker-Note 3	15,000
TOTAL ASSETS	**$15,000**
LIABILITIES AND MEMBER'S EQUITY	
Accrued Expenses	$0
Member's Equity	15,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$15,000**

See Independent Auditor's Report on Financial Statements.
The notes to financial statements are an integral part of this statement.

LEGACY INVESTOR SERVICES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUE	
Commission Income	$52,293
Interest Income	439
TOTAL REVENUE	52,732
EXPENSES	
Management Fee-note 4	49,188
Clearing Costs	3,543
TOTAL EXPENSES	52,732
NET INCOME- Note 2	0
MEMBER'S EQUITY AT BEGINNING OF YEAR	15,000
MEMBER'S EQUITY AT END OF YEAR	$15,000

See Independent Auditor's Report on Financial Statements.
The notes to financial statements are an integral part of this statement.

LEGACY INVESTOR SERVICES, LLC
STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$0
Net Cash Provided by Operating Activities	
Change in Receivable From Clearing Broker	1,073
Change on Accrued Expenses	(1,073)
Net Cash Provided by Operating Activities	0
CASH FLOWS FROM INVESTING ACTIVITIES	0
CASH FLOWS FROM FINANCING ACTIVITIES	0
NET INCREASE IN CASH	0
CASH AT BEGINNING OF YEAR	0
CASH AT END OF YEAR	$0

See Independent Auditor's Report on Financial Statements.
The notes to financial statements are an integral part of this statement.

LEGACY INVESTOR SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

NOTE 1- ORGANIZATION

Legacy Investor Services, LLC (the Company) is a broker-dealer with the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers, Inc (the NASD). The Company is a Maryland limited liability company that is a wholly owned subsidiary of Legacy Unlimited, LLC (the Member). The latest date on which the Company is to dissolve is August 31, 2047. The Company earns commissions from broker-dealer activities serving the African-American community. The Company conducts its business in several states on the east coast of the United States and has its offices in Baltimore, Maryland.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES

The Company records commission income and related expenses on a trade-date basis. Commissions receivable represent amounts due from broker/dealers related to its activities.

No provision for federal or state income taxes as been made, since as a limited liability company, the company is not subject to income taxes. The Company's income or loss is reportable by the Member on its tax returns.

Use of Estimates
The process of preparing financial statements in conformity with general accepted accounting principles require the use of estimated and assumptions by management regarding certain types of assets, liabilities, revenue and expenses. Such estimated primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3- RECEIVABLE FROM CLEARING BROKER

Accounts receivable from the clearing broker represents cash maintained at the clearing broker and commissions earned as a broker for the transactions of its customers. At December 31, 2002 there was no accounts receivable.

NOTE 4- RELATED PARTY TRANSACTIONS

The Company is charged a management fee for general and administrative services provided by the Member including insurance, bond, and other administrative expenses. The management fees in 2002 were $ 49,188.

LEGACY INVESTOR SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS-CONTINUED
YEAR ENDED DECEMBER 31, 2002

NOTE 5- NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Net Uniform Capital Rule 15c3-1. The rule requites that the Company maintain a minimum net capital of 6 2/3% of aggregate indebtedness or $5,000 whichever is greater. Net capital changes from day to day, but at December 31, 2002 the Company had a net capital of $15,000, which exceeded its requirement by $10,000.

Also, no material difference existed between the audited computation of net capital shown on page 7 of this report and the corresponding unaudited computation of net capital in Part IIA of the Company's focus report.

NOTE 6- RESERVE REQUIREMENTS

The Company is claiming an exemption from the reserve requirements of the SEC Rule 15c3-3 "Customer Protection: Reserves and Custody of Securities." In fact, the Company does not carry customers' account on its books, and all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Thus, the Company satisfies the exemption provision described in Section (k)(2)(ii) of the SEC Rule 15c3-3.

NOTE 7- OTHER DISCLOSURE

The Company filed an application with the SEC for registration as an investment advisor under Section 203 (c) of the Investment Advisors Act of 1940. The investment advisory services will be provided under the name Legacy FinanceU Advisors. No investment advisory services were provided during the year ended December 31, 2002.

LEGACY INVESTOR SERVICES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
AS OF DECEMBER 31, 2002

MEMBER'S CAPITAL	$15,000
DEDUCTIONS	
Nonallowable Assets	
Commissions Receivable Greater Than 30 Days	0
NET CAPITAL	15,000
Minimum Capital Requirement, the Greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $0 in 2002	5,000
EXCESS NET CAPITAL	$10,000
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accrued Expenses	$0
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0 to 1

See Independent Auditor's Report on Financial Statements.
The notes to financial statements are an integral part of this statement.

Accounting and Consulting Firm

Nicole M. Harrell, CPA, LLC

To the Member
Legacy Investor Services, LLC
Baltimore, Maryland

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

In planning and performing our audit of the financial statements and supplemental schedule of Legacy Investor Services, LLC (The Company) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-39(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimated and judgments by management are required to assess the expected benefits and related costs on internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) listed additional objectives of the practices and procedures listed in the preceding paragraph.

217 N. Charles Street, 5th Floor • Baltimore, Maryland 21201 • Phone: 410-244-1988 • Fax 410-244-1946

Because if inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for the safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives on all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Legacy Investor services, LLC to achieve all the divisions of duties and cross checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report in intended solely or the information and use of the Member of Legacy Investor Services, LLC, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Nicole M. Harrell, CPA, LLC
Baltimore, Maryland
March 28, 2003